Filed by Vringo, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the "Securities Act") and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the "Exchange Act")

Securities Act File Number: 333-180609
Subject Company: Vringo, Inc.
Exchange Act File Number: 001-34785

On June 15, 2012, the Court issued a Memorandum Opinion & Order, a copy of which is attached hereto, relating to the Markman hearing on June 4, 2012 in connection with the lawsuit captioned I/P Engine, Inc. v. AOL Inc. et al., Civ. Action No. 2:11-cv-512, filed in United States District Court for the Eastern District of Virginia, Norfolk Division on September 15, 2011.

Set forth below is a copy of the press release of Vringo, Inc. announcing the issuance of such Memorandum Opinion & Order.

VRINGO ANNOUNCES MEMORANDUM OPINION & ORDER ISSUED IN PROPOSED MERGER PARNTER'S PATENT INFRINGEMENT LAWSUIT

NEW YORK, June 18, 2012 — On June 15, 2012, the Court issued a Memorandum Opinion & Order relating to the Markman hearing on June 4, 2012 in connection with the lawsuit captioned I/P Engine, Inc. v. AOL Inc. et al., Civ. Action No. 2:11-cv-512, filed in United States District Court for the Eastern District of Virginia, Norfolk Division on September 15, 2011.

I/P Engine, Inc. is a wholly-owned subsidiary of Innovate/Protect, Inc. Vringo, Inc. has entered into a definitive merger agreement with Innovate/Protect, Inc.

A copy of the Memorandum Opinion & Order is available on the Public Access to Court Electronic Records (PACER) electronic public access service at http://www.pacer.uscourts.gov/, and will be filed by Vringo, Inc. with the U.S. Securities and Exchange Commission.

About Vringo, Inc.

Vringo (NYSE Amex: VRNG) is a provider of software platforms for mobile social and video applications. With its award-winning video ringtone application and other mobile software platforms, including Facetones™, Video Remix and Fan Loyalty, Vringo transforms the basic act of making and receiving mobile phone calls into a highly visual, social experience.

Vringo has entered into a definitive merger agreement with Innovate/Protect, Inc. For more information, visit: www.vringoIP.com.

Vringo's video ringtone service enables users to create or take video, images and slideshows from virtually anywhere and turn it into their visual call signature. Vringo's Facetones™ application creates an automated video slideshow using friends' photos from social media web sites, which is played each time a user communicates with a friend using a mobile device. For more information, visit: www.vringo.com and www.vringoinc.com.

About Innovate/Protect, Inc.

Innovate/Protect, Inc. is an intellectual property firm founded in 2011 whose wholly-owned subsidiary, I/P Engine, Inc. holds eight patents that were acquired from Lycos, Inc.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Vringo, or Innovate/Protect or the solicitation of any vote or approval. In connection with the proposed transaction, Vringo filed a Registration Statement on Form S-4 with the SEC on April 6, 2012, subsequently amended on May 17, 2012, June 1, 2012 and June 12, 2012, which includes a preliminary proxy statement/prospectus of Vringo. These materials are not yet final and will be further amended. The proxy statement/prospectus contains important information about Vringo, Innovate/Protect, the transaction and related matters. Vringo will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of Innovate/Protect once it is final. Investors and security holders of Vringo and Innovate/Protect are urged to read carefully the definitive proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about Vringo, Innovate/Protect and the proposed transaction.

Investors and security holders of Vringo will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Vringo through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Vringo and Innovate/Protect will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) by contacting Vringo, Inc., Attn.: Cliff Weinstein, VP Corporate Development, at 44 W. 28th Street, New York, New York 10001, or by e-mail at cliff@vringo.com. Investors and security holders of Innovate/Protect will also be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Innovate/Protect, Attn.: Chief Operating Officer, 380 Madison Avenue, 22nd Floor, New York, NY 10017, or by e-mail at info@innovateprotect.com.

Vringo and Innovate/Protect, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Vringo and Innovate/Protect. Information regarding Vringo's directors and executive officers is contained in Vringo's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on March 30, 2012, and in the proxy statement/prospectus. Information regarding Innovate/Protect's directors and officers and a more complete description of the interests of Vringo's directors and officers in the proposed transaction is available in the proxy statement/prospectus.

Forward-Looking Statements

This press release includes forward-looking statements, which may be identified by words such as "believes," "expects," "anticipates," "estimates," "projects," "intends," "should," "seeks," "future," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially include, but are not limited to: our ability to complete our previously announced proposed merger with Innovate/Protect, Inc., our ability to raise capital to fund our operations, the continued listing of our securities on the NYSE Amex, market acceptance of our products, our ability to protect our intellectual property rights, competition from other providers and products and other factors discussed from time to time in our filings with the Securities and Exchange Commission. Vringo expressly disclaims any obligation to publicly update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Investors:

Cliff Weinstein

Executive Vice President

Vringo, Inc.

646-532-6777 (o)

cliff@vringo.com

Media:

Caroline L. Platt

The Hodges Partnership

804-788-1414 (o)

804-317-9061 (m)

cplatt@hodgespart.com

Case 2:11-cv-00512-RAJ-FBS Document 171 Filed 06/15/12 Page 1 of 23 PageID# 2971

FILED
JUN 15 2012
CLERK, US DISTRICT COURT
NORFOLK, VA

I/P ENGINE, INC.

Plaintiff,

v. **CIVIL ACTION NO. 2:11cv512**

AOL, INC., et al.,

Defendants.

MEMORANDUM OPINION & ORDER

This matter stems from Plaintiff I/P Engine, Inc.'s ("I/P Engine") claims against Defendants AOL, Inc. ("AOL"), Google, Inc. ("Google"), IAC Search & Media, Inc. ("IAC"), Gannett Company, Inc. ("Gannett"), and Target Corporation ("Target"), (collectively, "Defendants") alleging that Defendants have infringed two patents, in violation of 35 U.S.C. § 271(a)-(c), by making, using, providing, offering to sell, and/or selling within the United States products, services, methods, and systems including, without limitation, their search advertising systems, that are covered by one or more claims of I/P Engine's patents, and Defendants' counterclaims against I/P Engine for declaratory judgment regarding non-infringement and invalidity on both patents at issue.

Presently before the Court is the claim construction of several terms found in U.S. Patent Nos. 6,314,420 ("the '420 patent") and 6,775,664 ("the '664 patent), which I/P Engine holds. The

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Court conducted a hearing on June 4, 2012 to construe the following terms: (1) ***"collaborative feedback data"***; (2) ***"[feedback system for] receiving information found to be relevant to the query by other users"***; (3) ***"scan[ning] a network"***; (4) ***"a scanning system"***; (5) ***"demand search"***; and (6) ***"Order of Steps"***.[1]

I. BACKGROUND & PROCEDURAL HISTORY

This case involves relevance filtering technology used in the search engine industry. In the mid-to-late 1990s, the amount of content (e.g., web pages) available on the Internet was relatively small compared to today. Users would frequently access Internet web pages by visiting portal sites, which presented content categorized directories through which the users could select links to available pages. The leading portal sites of the time (i.e., AOL, Lycos, etc.) used manually maintained content catalogs.

As the Internet grew, manual logs presented both accuracy problems, as well as difficulty in maintaining substantially larger amounts of information. After working together on several products, Messrs. Lang and Kosak,[2] developed technology that, generally speaking, would provide more accurate search results to users by combining content-based data and collaborative feedback data from other users to satisfy a particular user's query or search request.

On September 15, 2011, I/P Engine filed a Complaint in the United States District Court for the Eastern District of Virginia, alleging that the Defendants use I/P Engine's technology on various sites to provide advertising and search services. On December 5, 2011, Defendants filed

---

[1] At the outset of the hearing, the Court informed the parties that it declined to construe the following five terms as being clear based upon the plain and ordinary meaning of the term: (1) ***"combining"***; (2) ***"separateness of the claimed systems"***; (3) ***"individual user/first user"***; (4) ***"relevance to at least one of the query and the first user"***; (5) ***"[informons/information] relevant to a query."*** Furthermore, the parties consented to withdraw the following seven antecedent basis terms: (1) ***"informons" / "the informons"***; (2) ***"users" / "such users"***; (3) ***"a query" / "the query"***; (4) ***"a feedback system" / "the feedback system"***; (5) ***"a scanning system" / "the scanning system"***; (6) ***"a first user" / "the first user"***; and (7) ***"a content-based filter system" / "the content-based filter system."***

[2] When they were developing the instant technology, Messrs. Lang and Kosak worked for Lycos, Inc.

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their first Amended Answers, Defenses, and Counterclaims against I/P Engine, seeking declaratory judgments of non-infringement and invalidity of the '420 and '664 patents.

The '420 patent was issued to Lycos, Inc. on November 6, 2001. It is entitled "Collaborative/Adaptive Search Engine" and describes a search engine system that employs a collaborative/content-based filter to make continuing searches for information entities that match existing wire queries that are ranked and stored over time as well as "one-shot" or demand searches for information. The '420 patent includes thirty-six (36) claims, but I/P Engine only asserts infringement of Claims 10, 14, 15, 25, 27, and 28. The parties dispute terms in Claims 10 and 25. Both Claims 10 and 25 are independent claims. Claims 14 and 15 depend upon Claim 10. Claims 27 and 28 depend upon Claim 25.

Claim 10 provides as follows:

> A search engine system comprising:
>
> > a system for ***scanning a network*** to make a ***demand search*** for informons relevant to a query from an individual user;
> >
> > a content based-filter system for receiving the informons from the scanning system and for filtering the informons on the basis of applicable content profile data for relevance to the query; and
> >
> > a feedback system for receiving ***collaborative feedback data*** from system users relative to informons considered by such users;
> >
> > the filter system combining pertaining feedback data from the feedback system with the content profile data in filtering each informon for relevance to the query.

Claim 25 provides as follows:

> A method for operating a search engine system comprising:
>
> > ***scanning a network*** to make a ***demand search*** for informons relevant to a query from an individual user;

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> receiving the informons in a content-based filter system from the scanning system and filtering the informons on the basis of applicable content profile data for relevance to the query;
>
> receiving ***collaborative feedback data*** from system users relative to informons considered by such users; and
>
> combining pertaining feedback data with the content profile data in filtering each informon for relevance to the query.

The '664 patent was issued to Lycos, Inc. on August 10, 2004. The '664 patent is essentially a continuation of the '420 patent and is entitled "Information Filter System and Method for Integrated Content-Based and Collaborative/Adaptive Feedback Queries." The abstract for the '664 patent describes it in identical terms to the '420 patent. The '664 patent has thirty-eight (38) claims, but I/P Engine only asserts infringement of Claims 1, 5, 6, 21, 22, 26, 28, and 38. The disputed terms can be found in Claims 1 and 26. Claims 1 and 26, the only independent claims asserted, are representative.

Claim 1 provides as follows:

> A search system comprising:
>
> ***a scanning system*** for searching for information relevant to a query associated with a first user in a plurality of users;
>
> a ***feedback system for receiving information found to be relevant to the query by other users***; and
>
> a content-based filter system for combining the information from the feedback system with the information from the scanning system and for filtering the combined information for relevance to at least one of the query and the first user.

Claim 26 provides as follows:

> A method for obtaining information relevant to a first user comprising:
>
> searching for information relevant to a query associated with a first user in a plurality of users;

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receiving information found to be relevant to a query by other users;

combining the information found to be relevant to the query by other users with the searched information; and

content-based filtering the combined information for relevance to at least one of the query and the first user.

II. LEGAL STANDARD

Claim construction is "a question of law, to be determined by the court." *Markman v. Westview Instruments, Inc.*, 517 U.S. 370, 384 (1996). In construing claims, the Court must look first to the intrinsic evidence in the record (i.e., the claims, the specification, and the prosecution history). *Markman v. Westview Instruments, Inc.*, 52 F.3d 867, 979 (Fed. Cir. 1995), *aff'd* 517 U.S. 370 (1996). Claim construction begins with determining how a person of ordinary skill in the art understands a claim term as of the filing date of the parent application. *Phillips v. AWH Corp. et al.*, 415 F.3d 1301, 1313 (Fed. Cir. 2005), *cert denied*, 546 U.S. 1170 (2006). In the unlikely event that the intrinsic evidence is insufficient to determine the acquired meaning of the claim language, the court may rely on extrinsic evidence (i.e., dictionaries, treatises, publications, and expert testimony). *See id.*; *Vitronics Corp. v. Conceptronic, Inc.*, 90 F.3d 1576, 1585 (Fed. Cir. 1996).

A. The Claim Language

A court's claim construction analysis must begin with the words of the claim. "[T]he words of a claim 'are generally given their ordinary and customary meaning' . . . the meaning that the term would have to a person of ordinary skill in the art in question at the time of the invention." *Phillips*, 415 F.3d at 1312-13 (quoting *Vitronics*, 90 F.3d at 1582). This ordinary meaning "may be readily apparent even to lay judges, and claim construction in such cases involves little more

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than the application of widely accepted meaning of commonly understood words." *Phillips*, 415 F.3d at 1313. Thus, the Court need not provide a new definition or rewrite a term when the Court finds the term's plain and ordinary meaning is sufficient. *02 Micro Int'l Ltd. v. Beyond Innovation Tech. Co.*, 521 F.3d 1351, 1362 (Fed. Cir. 2008).

If the meaning of a term is not immediately apparent, courts must look to the written description and prosecution history to provide guidance as to the meaning of the claim terms. *Phillips*, 415 F.3d at 1314. In analyzing the claim language, the Court must analyze the context in which the term appears and other claims of the patent to gain insight on the patentee's intention for claim definition. "Because claim terms are normally used consistently throughout the patent, the usage of a term in one claim can often illuminate the meaning of the same term in other claims." *Id.*

B. Specification

The specification contains a written description of the invention, and the manner and process of making and using it, and the best mode contemplated by the inventor of carrying it out. *See* 35 U.S.C. § 112. "It is always necessary to review the specification to determine whether the inventor has used any terms in a manner inconsistent with their ordinary meaning." *Vitronics*, 90 F.3d at 1582; *see also Phillips*, 415 F.3d at 1315. However, there is a distinction between using the specification to analyze the claim and incorporating limitations from the specification into the claim language. *Phillips*, 415 F.3d at 1323; *see also Liebel-Flarsheim Co. v. Medrad, Inc.*, 358 F.3d 898, 904 (Fed. Cir. 2004).

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C. Prosecution History

The prosecution history contains the complete record of all proceedings before the Patent and Trademark Office ("PTO"), including any express representations made by the applicant regarding the scope of the claims. The prosecution history is useful in determining how the inventor understood the patent and invention, and may provide evidence that the inventor limited the invention during the course of prosecution, thus restricting the scope of the claim language. *Phillips*, 415 F.3d at 1317. However, the Court should not rely too heavily on the prosecution history because it "represents an ongoing negotiation between the PTO and the application, rather than the final product of that negotiation, [such that] it often lacks the clarity of the specification and thus is less useful for claim construction purposes." *Id.*

D. Extrinsic Evidence

A court may also consider extrinsic evidence, "which consists of all evidence external to the patent and prosecution history, including expert and inventor testimony, dictionaries, and learned treatises." *Phillips*, 415 F.3d at 1317-19. However, extrinsic evidence should not be used "to contradict claim meaning that is unambiguous in the light of intrinsic evidence." *Id.* at 1324. Judges may consult search resources to better understand the underlying technology and to aid in construing claim terms, "so long as the dictionary definition does not contradict any definition found in or ascertained by a reading of the patent documents." *Id.* at 1322-23. Extrinsic evidence has been found to be generally less reliable than intrinsic evidence and accordingly should be considered in light of the intrinsic evidence. If analysis of the intrinsic evidence will resolve any ambiguity, it is improper to consider extrinsic evidence in determining the meaning of the claims. *Id.* at 1320.

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III. DISCUSSION

A. Stipulated Term Definitions

Prior to the *Markman* hearing, the parties filed a Joint Claim Construction and Prehearing Statement indicating that they agreed to the definitions of four (4) claim terms. Accordingly, the Court adopts the following term definitions:

1. The term ***"informon"*** appears in Claims 10 and 25 of the '420 patent. The parties agree that the term ***"informon"*** means "information entity of potential or actual interest to the [individual/first] user."

2. The term ***"user"*** appears in Claims 10 and 25 of the '420 patent and Claims 1 and 26 of the '664 patent. Regarding the '420 patent claims, the parties agree that the term ***"user"*** means "an individual in communication with the network." Regarding the '664 patent claims, a ***"user"*** is "an individual in communication with a network."

3. The term ***"relevance to the query"*** appears in Claims 10 and 25 of the '420 patent. The parties agree that the term ***"relevance to the query"*** means "how well an informon satisfies the individual user's information need in the query."

4. The term ***"query"*** appears in Claims 10 and 25 of the '420 patent and in Claims 1 and 6 of the '664 patent. The parties agree that the term ***"query"*** means a "request for search results."

B. Disputed Terms in I/P Engine's Patents[3]

1. *"collaborative feedback data"*

The term ***"collaborative feedback data"*** appears in Claims 10 and 25 of the '420 patent. I/P Engine argues that ***"collaborative feedback data"*** is "information concerning (or about) what informons other users with similar interests or needs found to be relevant,"[4] while Defendants define ***"collaborative feedback data"*** as "data from users with similar interests or needs regarding what informons such users found to be relevant." Joint Claim Constr. & Pre-Hr'g Statement

---

[3] The '420 and '664 patents share a common specification. Thus, the Court will refer to the specification of the '420 patent when construing terms of these patents.

[4] I/P Engine agreed that it is willing to change the word "concerning" to "about" if the Court deems it necessary. Hearing Tr. 100:22-25.

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(hereinafter "Pre-Hr'g Statement") Ex. A, at 1. The primary distinction between the parties' proposed constructions is whether the data (or information) must come from "users with similar interests or needs."

In construing this term, the Court first looks to the claim language. *See Interactive Gift Express*, 256 F.3d at 1331. ("All intrinsic evidence is not equal, however. First, we look to the claim language. Then we look to the rest of the intrinsic evidence, beginning with the specification and concluding with the prosecution history, if in evidence.") (internal citations omitted); *Digital Biometrics, Inc. v. Indentix, Inc.*, 149 F.3d 1335, 1344 (Fed. Cir. 1998) ("Even within the intrinsic evidence, however, there is a hierarchy of analytical tools. The actual words of the claim are the controlling focus.").

Claims 10 and 25 both require "a feedback system for receiving ***collaborative feedback data*** from system users relative to informons considered by such users." Based upon the plain language of both claims, it is clear to the Court that the collaborative feedback data comes *from* system users and pertains to informons considered by those users. Therefore, the claim language itself is instructive on whether the data comes from system users or elsewhere.

The question remains, however, whether those system users must have "similar interests or needs." In support of their argument that such a requirement exists, Defendants cite to the portion of the specification which explains that "[c]ollaborative filtering employs additional data from other users to improve search results for an individual user for whom a search is being conducted." '420 Patent, col. 24, ll. 37-41. Defendants believe it flows logically from the specification that if the data from these users improves search results of the individual user, then the other system users must have had similar interests or needs. I/P Engine contends that the specification's explanation

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of collaborative filtering as "the process of filtering informons, e.g., documents, by determining what informons other users with similar interests found to be relevant" suggests that the data does not originate from any particular source. Pl.'s Claim Constr. Br. at 22; '420 Patent, col. 4, ll. 26-29. In other words, I/P Engine submits that Defendants attempt to read an additional source limitation into this claim by adding the requirement that the data must come from "users with similar interests or needs" to the one limitation contained within the claim language that data must come from "system users." Pl.'s Claim Constr. Br. at 22-23.

The only requirement that the claim language lays out is that the data must come from system users. It does not explicitly state that these users must have "similar interests or needs." In fact, the claim language only makes reference to data the individuals found relevant to their respective needs. From this language, the Court will not create the additional limitation that those users must have similar interests or needs. The language in the specification to which the Defendants cite in support of their argument does not suggest that these users *must* have similar interests or needs but merely that data from those users is used to improve search results. While the definition of "collaborative filtering" refers to users with similar interests or needs, the Court does not believe it appropriate to import this portion of the specification to limit the plain claim language and the term ***"collaborative feedback data."***

Because intrinsic evidence establishes the meaning of this disputed term, extrinsic evidence is unnecessary. Therefore, based on the intrinsic evidence contained within the claim language and the specification, the Court construes ***"collaborative feedback data"*** as "data from system users regarding what informons such users found to be relevant."[5]

[5] I/P Engine made the Court aware at the hearing that it was "neutral" with respect to the Court's potential use of data vs. information. Hearing Tr. 33:7-11. Finding no reason to change these words, the Court will not do so.

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2. ***"[feedback system for] receiving information found to be relevant to the query by other users"***

The term ***"[feedback system for] receiving information found to be relevant to the query by other users"*** appears in Claims 1 and 26 of the '664 patent. I/P Engine believes no construction is necessary. In the event the Court finds that construction is necessary, I/P Engine would define ***"[feedback system for] receiving information found to be relevant to the query by other users"*** as a "[feedback system for] receiving information concerning what other users found to be relevant to the query." Pre-Hr'g Statement Ex. A, at 1. Defendants define ***"[feedback system for] receiving information found to be relevant to the query by other users"*** as "[system using a process of filtering information by] determining what information other users found to be relevant." *Id.*

Beginning with the patent claims, Claim 1 of the '664 patent provides: "A search engine comprising: . . . ***a feedback system for receiving information found to be relevant to the query by other users*** . . . ." Claim 26 of the '664 patent provides: "A method for obtaining information relevant to a first user comprising: . . . ***receiving information found relevant to the query by other users*** . . . ."

Again, Defendants claim that there is a dispute about whether the information must come from other users with similar interests or needs. However, "district courts are not (and should not be) required to construe every limitation present in a patent's asserted claims." *02 Micro Int'l*, 521 F.3d at 1362. Instead, "[c]laim construction is a matter of resolution of disputed meanings and technical scope, to clarify and when necessary to explain what the patentee covered by the claims, for use in the determination of infringement." *Id.* (quoting *U.S. Surgical Corp v. Ethicon, Inc.*, 103 F.3d 1554, 1568 (Fed Cir. 1997)). A claim term "should be construed by the Court whenever there is an actual, legitimate dispute as to the proper scope of the claims." *Sunbeam Prods., Inc. v.*

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Hamilton Beach Brands, Inc., No. 3:09cv791, 2010 WL 3291830, at *1 (E.D. Va. Aug. 19, 2010) (*Markman* Order).

Having reviewed the claims and the patent specification, the Court finds that the plain and ordinary meaning of the term ***"[feedback system for] receiving information found to be relevant to the query by other users"*** is clear and apparent from the claim language itself. The text of the term explains what the system is for (i.e., receiving information found to be relevant to the query by other users). Accordingly, no construction of this claim term beyond its current text is necessary.

3. *"scan[ning] a network"*

The term ***"scan[ning] a network"*** appears in Claims 10 and 25 of the '420 patent. I/P Engine defines ***"scan[ning] a network"*** as "looking for items on two or more connected computers," while Defendants argue that ***"scan[ning] a network"*** is "spider[ing] or crawl[ing] a network." Pre-Hr'g Statement Ex. A, at 1.

Looking first at the claim language, Claim 10 calls for: "A search engine system comprising: a system for ***scanning a network*** to make a demand search for informons relevant to a query from an individual user . . . ." Claim 25 outlines: "A method for operating a search engine system comprising: ***scanning a network*** to make a demand search for informons relevant to a query from an individual user . . . ." The parties' central disagreement is whether scanning is considered "spidering" or if it essentially means the same thing as looking or searching.

In support of its argument that scanning means spidering, Defendants argue that every mention of "scanning" in the specification is tied to the operation of a spider. *See, e.g.*, '420 patent, col. 25, ll. 39-40; col. 1, ll. 60-61 ("A spider system 46c scans a network 44c to find

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informons for a current demand search . . ." and "[a] continuously operating spider scans the network to find informons which are received and process to determine . . . ."). When a word is related or tied to a term throughout the specification (as Defendants maintain is the case with "scanning" and "spidering"), Defendants advocate construing that term by the word to which it is tied. *See, e.g.*, *Kinetic Concepts, Inc. v. Blue Sky Med. Group, Inc.*, 554 F.3d 1010, 1018-19 (Fed. Cir. 2009) (construing "wound" as involving "skin wounds" when "[a]ll of the examples described in the specification involve skin wounds.").

I/P Engine argues that this disputed phrase is made up of readily understandable and familiar English words. "[I]t is always necessary to review the specification to determine whether the inventor has used any terms in a manner inconsistent with their ordinary meaning." *Vitronics*, 90 F.3d at 1582. I/P Engine contends that the specification uses the term ***"scanning a network"*** to explain, for example, how the spider system "looks" on a network for informons for a demand search. Pl.'s Claim Constr. Br. at 13.

In analyzing the specification's references to "a spider system" that "scans a network," the Court cannot conclude that the inventor intended to use the term ***"scanning a network"*** in a manner inconsistent with its ordinary meaning to a person of ordinary skill in the art. The abovementioned specification language employs the word "scans" as a verb which describes the action the spider system takes. In other words, the spider system looks for or searches the network for informons. Furthermore, the claim language itself never mentions the words "spidering" or "crawling" in connection with the disputed term, only requiring the use of "a system for scanning a network." '420 patent, col. 28, l. 2. In fact, the specification only references the system as "typically" employing a " 'spider' scanning system." *Id.* at col. 1, l. 24.

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While this fact is not dispositive of this question, it suggests to the Court that it should not limit this claim based on a preferred embodiment of the invention. *See Inverness Med. Switzerland GmbH v. Warner Lambert Co.*, 309 F.3d 1373, 1379 (Fed. Cir. 2002) ("It is improper to limit the claim based on a preferred embodiment of the invention."); *see also TurboCare v. Gen. Elec. Co.*, 264 F.3d 1111, 1123 (Fed Cir. 2001) (internal citations omitted).

Regardless of the construction of this term they proposed, both parties cite to extrinsic evidence to elucidate their construction. Defendants argue that the "scanning" involved in the patent requires sequential, item-by-item searching. In support of that assertion, Defendants cite to a law review article which reads, in relevant part: "A spider (also known as a robot, crawler, or indexer) is a program that scans the Web, crawling from link to link." *See id.* at 6. Defs. Claim Constr. Br. at 6 (citing Ira S. Nathanson, *Internet Infoglut and Invisible Ink*, 12 HARV. J.L. & TECH. 43, 61 (1998). I/P Engine, which argues for a broader construction of the term "scanning," cites to dictionary definitions that define scanning, *inter alia*, as "examining point-by-point," "to examine sequentially each item in a list," and "to glance from point to point often hastily." *See Merriam-Webster's Collegiate Dictionary*, 10th ed., 1998; *see also Academic Press Dictionary of Science and Technology*, 1992.

In cases where claim construction involves applying widely accepted meanings of common words, dictionaries may prove helpful. *Phillips*, 415 F.3d at 1314. Based on any purported definition of the term, the Court believes that extrinsic evidence in this instance is beneficial in determining how best to construe this term so that its meaning is accessible to the jury. The Court has alluded to its view that the term ***"scanning a network"*** should not be construed using the words "spidering" or "crawling." Therefore, the Court is left to determine, using both the intrinsic

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and extrinsic evidence (as necessary), which definition of "scanning" is appropriate in the context of the disputed patent. "[A] word that has an ordinary meaning encompassing two relevant alternatives may be construed to encompass both alternatives." *Inverness*, 309 F.3d at 1379. I/P Engine uses the term "looking for items" to capture the ordinary meaning of scan. However, the Court views it as appropriate to use both "looking" and "examining" in constructing this term. Nothing from the specification or other intrinsic evidence indicates that the patentee intended to exclude either meaning from this term. *Id.* ("However, before finally concluding that the term encompasses both meanings, we must determine whether the specification or prosecution history clearly demonstrates that only one of the multiple meanings was intended.").

Consequently, having considered both the intrinsic and extrinsic evidence, the Court construes the term ***"scanning a network"***[6] to mean "looking for or examining items in a network."

4. *"a scanning system"*

The term ***"a scanning system"*** appears in Claim 1 of the '664 patent. I/P Engine claims that ***"a scanning system"*** is a "system used to search for information." Pre-Hr'g Statement Ex. A, at 1. Defendants counter by suggesting that ***"a scanning system"*** is a "system used to scan a network." *Id.* Here, the parties' central dispute appears to be over whether the scanning system may merely search for information or if it must be used to scan a network.

Claim 1 of the '664 patent provides: "A search system comprising: ***a scanning system*** for searching for information relevant to a query associated with a first user in a plurality of users . . . ." Defendants argue, by way of illustration, that "claim 25 of the '420 Patent recites a first step of 'scanning a network to make a demand search for informons' and a second step of 'receiving the informons . . . from the scanning system.' Thus, in the '420 patent, the 'scanning system' is used

[6] The meaning of network is clear from the face of the patent. No further construction is necessary.

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to scan a network (for informons)." They further submit that because there is no suggestion that the scanning systems of the '420 and '664 patents differ, the ***"scanning system"*** of the '664 patent must be used to scan a network. *See* Defs.' Claim Constr. Br. at 12 (citing *NTP, Inc. v. Research In Motion, Ltd.*, 418 F.3d 1282, 1293 (Fed Cir. 2005) (arguing that patents must be interpreted consistently when they derive from the same parent application and share common terms)).

I/P Engine maintains that the claim language itself is instructive and that the surrounding words provide sufficient context to establish that in Claim 1 of the '664 patent, ***"a scanning system"*** need only "search for information relevant to the query." Pl.'s Claim Constr. Br. at 14-15.

The Court finds the claim itself solves the construction question regarding this term. "While certain terms may be at the center of the claim construction debate, the context of the surrounding words of the claim also must be considered in determining the ordinary and customary meaning of those terms." *Brookhil-Wilk 1, LLC v. Intuitive Surgical, Inc.*, 334 F.3d 1294, 1299 (Fed. Cir. 2003) (internal citations omitted). Regarding the term ***"a scanning system,"*** the surrounding claim language itself makes it readily apparent that, in this instance, the scanning system is used "for searching for information relevant to a query . . . ." '420 patent, col. 27, ll. 28-30.

The principles of claim differentiation also apply to this specific independent claim. "Differences among claims can also be a useful guide in understanding the meaning of particular claims. For example, the presence of a dependent claim that adds a particular limitation gives rise to a presumption that the limitation in question is not present in the independent claim." *Phillips*, 415 F.3d at 1314-15 (internal citations omitted).[7]

"The doctrine of claim differentiation 'create[s] a presumption that each claim in a patent

[7] The Court recognizes that claim differentiation is not a rigid rule. *See Phillips*, 415 F.3d at 1315. Nevertheless, the Court finds it further supports its conclusion that Claim 1 should be construed more broadly than Defendants propose.

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has a different scope.' " *Free Motion Fitness, Inc. v. Cybex Intern, Inc.*, 423 F.3d 1343, 1351 (Fed Cir. 2005) (quoting *Comark Commc'ns, Inc. v. Harris Corp.*, 156 F.3d 1182, 1187 (Fed. Cir. 1998)). Claim 24 of the '664 patent adds the following limitation to independent Claim 1: "The search system of claim 1 wherein the scanning system further comprises scanning a network upon a demand search." Claim 1 of the '664 patent is devoid of this language. Dependent Claim 24 adds the limitation that Defendants attempt to add to independent Claim 1. The Court will not read a further limitation into Claim 1 in light of Claim 24.

The intrinsic evidence of the claim language provides the Court with the requisite evidence on which to base its construction of this term. The Court also finds no evidence in the specification to deviate from its construction rooted in the claim language itself. Accordingly, the Court construes the term ***"a scanning system"*** as found in Claim 1 of the '664 patent as "a system used to search for information."

5. *"demand search"*

The term ***"demand search"*** appears in Claims 10 and 25 of the '420 patent. I/P Engine defines ***"demand search"*** as "a one-time search performed upon a user request," and Defendants define ***"demand search"*** as "a search engine query." Pre-Hr'g Statement Ex. A, at 2. I/P Engine cites to the Abstract to form its construction. The Abstract states that "[t]he search engine system employs a regular search engine to make one-shot or demand searches for information entities which provide at least threshold matches to user queries." *See* Compl. Ex. 1, at Abstract. This definition, I/P Engine argues, is entirely consistent with the specification and substantially less vague than the Defendants' construction.[8]

The Defendants argue that both patents make clear that unlike the wire searches which are

[8] I/P Engine also takes issue with Defendants' construction, which fails to make any reference to "one-shot." Pl.'s Claim Const. Br. at 21-22.

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not at issue in this case, a "demand search" is simply a regular search engine query. Defs.' Claim Constr. Br. at 19-20. Defendants further contend that I/P Engine's definition is cumbersome and would be confusing to the jury. *Id.* at 20-21.

The term ***"demand search"*** is found in the following context in Claim 10 of the '420 patent: "A search engine comprising: a system for scanning a network to make a ***demand search*** for informons relevant to a query from an individual user." In Claim 25 of the '420 patent, the term is explained as "[a] method for operating a search engine system comprising: "scanning a network to make a ***demand search*** for informons relevant to a query from an individual user." The language of Claims 10 and 25 of the '420 patent is unpersuasive in determining the appropriate construction of this term.

Both parties agree that the disputed patents feature two types of searches: wire searches and demand searches. Wire searches are continuous searches based upon stored information and results over time. Defs.' Claim Constr. Br. at 19; Pl.'s Claim Constr. Br. at 21. Although wire searches are not part of this dispute, it is helpful to understand the distinction between the two types of searches in construing the term ***"demand search."***

"On the other hand, a regular search engine is operated to make immediate or short-term 'demand' searches for other user queries on the basis of content-based filtering." '420 patent, col. 23, ll. 48-51. This language from the specification makes clear that demand searches are the antithesis of the continuous wire searches. Moreover, the parties appear to agree that demand searches are singular and do not depend on continuous or stored data.

The Abstract language provides further support for the notion that demand searches are singular searches. *See Tate Access Floors, Inc. v. Maxcess Techs., Inc.*, 222 F.3d 958, 965 n.2

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(Fed Cir. 2000) ("[I]n determining the scope of a claim, the abstract of a patent is a potentially useful source of intrinsic evidence as to the meaning of the disputed claim term."). The Abstract describes the demand searches as "one-shot." However, the Court finds that the use of the word "single" would most accurately capture the difference between the continuous wire searches and the immediate, "one-shot" demand searches. While the language of the specification makes clear that a demand search is immediate or short-term, Defendants' proposed definition of a "search engine query" and I/P Engine's proposed definition of a "one-time searched performed upon a user request" both have their shortcomings. Defendants' definition is vague and does not construe the term in a way that would be accessible to the jury while Plaintiff's construction may lead the jury to believe that a demand search can only be performed one time by a user.

Therefore, bearing in mind that the ultimate goal of claim construction is to clarify the legal meaning of claim language to make it clear to a jury, the Court believes an amalgamation of the parties' proposed definitions is appropriate. The specification instructs the Court as to the patentees' intent regarding this term—to distinguish the demand searches as isolated entities from the continuous wire searches. Accordingly, the Court construes the term ***"demand search"*** as "a single search engine query performed upon a user request." This definition most accurately clarifies that the searches are not continuous (single) and that they are performed by a "regular search engine" ("search engine query").

6. *"Order of Steps"*

The term ***"Order of Steps"*** appears in Claim 25 of the '420 patent and Claim 26 of the '664 patent. I/P Engine believes that no construction of this term is necessary because "if there is any order, it is reflected in the claim language . . . ." Pre-Hr'g Statement Ex. A, at 3. Defendants

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would define the term ***"Order of Steps"*** in Claim 25 of the '420 patent as: "Step [a] must be performed before Step [b]; Steps [b] and [c] must be performed before Step [d]."[9] *Id.* For Claim 26 of the '664 patent, Defendants define ***"Order of Steps"*** as: "Steps [a] and [b] must be performed before Step [c]; Step [c1] must be performed before Step [c2]. *Id.*

"Unless the steps of a method actually recite an order, the steps are not ordinarily construed to require one. However, such a result can ensue when the method steps implicitly require that they be performed in the order written." *Interactive Gift Express*, 256 F.3d at 1342.

Claim 25 of the '420 patent lays out the following:

> A method for operating a search engine system comprising:
>
> > ***[a]*** scanning a network to make a demand search for informons relevant to a query from an individual user;
> >
> > ***[b]*** receiving the informons in a content-based filter system from the scanning system and filtering the informons on the basis of applicable content profile data for relevance to the query;
> >
> > ***[c]*** receiving collaborative feedback data from system users relative to informons considered by such users; and
> >
> > ***[d]*** combining pertaining feedback data with the content profile data in filtering each informon for relevance to the query.

Claim 26 of the '664 provides:

> A method for obtaining information relevant to a first user comprising:
>
> > ***[a]*** searching for information relevant to a query associated with a first user in a plurality of users;
> >
> > ***[b]*** receiving information found to be relevant to a query by other users;
> >
> > ***[c1]*** combining the information found to be relevant to the query by other users with the searched information; and

[9] The claim itself does not enumerate the steps of the patent as "a, b, c." However, for ease of reference, the parties have chosen to delineate each separate step as a different letter. In an effort to remain consistent, the Court has adopted this framework.

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> *[c2]* content-based filtering the combined information for relevance to at least one of the query and the first user.

In order to determine if the steps of a method claim require an order, courts perform a two-part test. "First, we look to the claim language to determine if, as a matter of logic or grammar, they must be formed in the order written. . . . If not, we next look to rest of the specification to determine whether it 'directly or implicitly requires such a narrow construction.' " *Altiris, Inc. v. Symantec Corp.*, 318 F.3d 1363, 1369-70 (Fed. Cir. 2003) (internal citations omitted).

In both instances, it is clear to the Court that, based on logic or grammar, not every step in these claims need be performed in the order that it is written. At the hearing, counsel for I/P Engine argued that in Claim 25 of the '420 patent, Steps [b] and [c] do not have to be performed before Step [d]. Hearing Tr. 60:1-8. More specifically, I/P Engine asserted that there is "nothing in this claim that prevents you from doing the filtering as one step." *Id.* at 60:9-10.

While there is some logic to Defendants contentions regarding the ***"Order of Steps"*** in the '420 claims, the Court cannot find a sufficient basis for ruling that the steps must be performed in the order that they are written—nothing in the specification permits such narrow construction. Defendants, by virtue of their proposed construction, have already conceded that Steps [b] and [c] need not be performed in the order that they are written. They merely argue that both these steps must be performed before Step [d]. Neither the claim language nor the specification seemingly requires such a narrow construction. Nevertheless, the Court does believe (and there is no evidence before the Court that I/P Engine disputes this proposition) that Step [a] must be performed before Step [b]. Step [a] calls for "scanning a network to make a demand search for informons . . ." while Step [b] is "receiving the informons . . . ." It logically follows that the

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informons cannot be received unless a search for informons has occurred. The Court thus finds that Step [a] must be performed before Step [b] in Claim 25 of the '420 patent, and it declines to construe the ***"Order of Steps"*** for the remaining portion of Claim 25.

Regarding Claim 26 of the '664 patent, Steps [c1] and [c2] specifically reference "combining" or "the combined" "searched information" from Step [a] with the "information found to be relevant by the query by other users" of Step [b]. Therefore, it logically follows that in order to combine the output of Steps [a] and [b], these steps must occur prior to Step [c]. Again, this logical inference does not appear to be the source of the dispute between the parties. I/P Engine argued that nothing from the claim language itself nor the specification mandates that Step [c1] must be performed before Step [c2]. Hearing Tr. 61:15-18 ("While they can be separate processes, there's nothing in the specifications that suggest that they can't be done simultaneously. You can combine and filter at the same time.").

As was its view with respect to the '420 patent, the Court will not infer that the steps must be performed as written in the absence of logic dictating such a requirement or language from the specification demonstrating that this Claim must be followed in the order in which it is written. "[S]uch a construction would not read on the preferred embodiment, and therefore would "rarely, if ever, [be] correct and would require highly persuasive evidentiary support." *Interactive Gift Express*, 256 F.3d at 1343.

Therefore, after analyzing the two-part test of *Interactive Gift Express*, the Court concludes that the term ***"Order of Steps"*** as it relates to Claim 25 of the '420 patent will be defined only as "Step [a] must be performed before Step [b]." As it relates to Claim 26 of the '664 patent, the term ***"Order of Steps"*** will be defined only as "Steps [a] and [b] must be performed before Step [c].

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For the reasons stated above, the Court declines to further construe the remaining method steps of both claims.

IV. CONCLUSION

For the foregoing reasons, the Court **FINDS** that the disputed terms in I/P Engine's asserted patents are defined as follows: ***"collaborative feedback data"*** means "data from system users regarding what informons such users found to be relevant"; ***[feedback system for] receiving information found to be relevant to the query by other users"*** is clear and apparent from the claim language itself; therefore, no further construction is necessary; ***"scanning a network"*** means "looking for or examining items in a network"; ***"a scanning system"*** means "a system used to search for information"; ***"demand search"*** means "a single search engine query performed upon a user request"; and ***"Order of Steps"*** means "Step [a] must be performed before Step [b]" in Claim 25 of the '420 patent and "Steps [a] and [b] must be performed before Step [c]" in Claim 26 of the '664 patent. No further construction of the ***"Order of Steps"*** in either claim is warranted.

The Clerk is **DIRECTED** to provide a copy of this Memorandum Opinion and Order to counsel for the parties.

IT IS SO ORDERED.

/s/
Raymond A. Jackson
United States District Judge

Norfolk, Virginia
June 15, 2012

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